CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

The undersigned certify that:

1. They are the chief executive officer and the secretary, respectively, of Vu1 CORPORATION, a California corporation.

2. Article III of the Articles of Incorporation of this corporation is amended in its entirety to read as follows:

“This Corporation is authorized to issue two classes of stock designated as Common Stock and Preferred Stock. The total number of shares of Common Stock which this Corporation is authorized to issue is 200,000,000 and the total number of shares of Preferred Stock which this Corporation is authorized to issue is 10,000,000. The Preferred Stock authorized by these Articles of Incorporation may be issued from time to time in one or more series. The Board of Directors is authorized to fix or alter the rights, preferences and privileges of any wholly unissued class or series of shares of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of them.”

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 71,732,968. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: August 25, 2008

/s/ Richard Herring

Richard Herring
Chief Executive Officer

/s/ Richard Sellers

Richard Sellers
Secretary